Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 19, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 19, 2007, entitled "StatoilHydro: Recommends Troll development project to be discontinued".

StatoilHydro: Recommends Troll development project to be discontinued

StatoilHydro, as operator of the Troll field, has recommended to its partners to discontinue the Troll Future Development project.

The proposal is a consequence of information from Norway’s Ministry of Petroleum and Energy to StatoilHydro and the partners in the Troll licence that the field’s gas production permits will not be increased beyond the current level.

“We and our partners have viewed Troll Future Development as an important project,” says StatoilHydro’s chief executive Helge Lund. “However, the project is dependent on increased gas production permits for the Troll field. We have to take the Ministry’s decision into account, and have therefore recommended that the project is stopped with immediate effect.”

StatoilHydro will consequently withdraw from the related Gas Network Expansion (GNE) project in its current form. The GNE project is aimed at realising a new gas export pipeline from the Norwegian continental shelf (NCS) to Europe.

“StatoilHydro’s commitment to realising the full potential on the NCS remains the same,” says Mr Lund. “The work undertaken in Troll Future Development has provided a good basis for a long term development of the resources on Troll. We are working on a number of projects in Norway and internationally that will contribute to strengthening our position as an important and reliable long-term supplier of natural gas to Europe.”

StatoilHydro is presently working on outlining the group’s strategy, targets and ambitions. Today's recommendation regarding Troll Future Development will be incorporated in this work. Strategic highlights and corporate targets will be presented as planned at the group’s Capital Markets Day on 9 January 2008.

STATOILHYDRO ASA (Registrant)
Dated: October 19, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer